UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                          WASHINGTON, D.C. 20549       -------------------------
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 1997
                                                       Estimated average burden
                                                       hours per response..14.90


                              SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                       IDEC Pharmaceuticals Corporation
                               (Name of Issuer)

                                 Common Stock
                         (Title of Class Securities)

                                 449370 10 5
                                (CUSIP Number)


                             Dr. Robert E. Curry
                            ML/MS Associates, L.P.
                             3000 Sand Hill Road
                            Menlo Park, CA  94025
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 1, 1997
            (Date of Event which Requires Filing of this Statement)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13D

CUSIP NO.  449370 10 5                         PAGE   2    OF   21   PAGES
          ------------                             -------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ML/MS Associates, L.P.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            WC
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            California



    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              372,048 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              0
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              372,048 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            372,048 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.02%
14     TYPE OF REPORTING PERSON*

            PN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                             PAGE   3    OF   21   PAGES
         --------------                                 -------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S  IDENTIFICATION NO. OF ABOVE PERSON
            MLMS Cancer Research, Inc.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            California


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              372,048 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              0
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              372,048 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            372,048 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.02%
14     TYPE OF REPORTING PERSON*

            CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                           PAGE   4    OF   21   PAGES
         --------------                              -------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ML Venture Partners II, L.P.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  150,264
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              129,409 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              150,264
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              129,409 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            279,673 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.52%
14     TYPE OF REPORTING PERSON*

            PN



                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D

CUSIP NO.  449370 10 5                              PAGE   5    OF   21   PAGES
          --------------                                -------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            MLVPII Co., L.P.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  150,264
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              129,409 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              150,264
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              129,409 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            279,673 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.52%
14     TYPE OF REPORTING PERSON*

            PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                               PAGE   6   OF   21   PAGES
         --------------                                  -------  --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Merrill Lynch Venture Capital Inc.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  150,264
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              129,409 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              150,264
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              129,409 shares of common stock



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            279,673 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.52%
14     TYPE OF REPORTING PERSON*

            CO


                 *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                            PAGE   7    OF   21   PAGES
         --------------                                -------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ML Technology Ventures, L.P.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  157,779
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              135,880 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              157,779
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              135,880 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,659 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.59%
14     TYPE OF REPORTING PERSON*

            PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                            PAGE   8    OF   21   PAGES
         --------------                                ------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ML R&D Co., L.P.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  157,779
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              135,880 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              157,779
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              135,880 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,659 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.59%
14     TYPE OF REPORTING PERSON*

            PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                              PAGE   9    OF   21   PAGES
         --------------                                 -------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Merrill Lynch R&D Management, Inc.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  157,779
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              135,880 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              157,779
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              135,880 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            293,659 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.59%
14     TYPE OF REPORTING PERSON*

            CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                             PAGE   10    OF   21   PAGES
         --------------                                 --------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Merrill Lynch KECALP L.P. 1987
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  10,000
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              9,707 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              10,000
       PERSON     10     SHARED DISPOSITIVE POWER
        WITH
                              9,707 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            19,707 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.11%
14     TYPE OF REPORTING PERSON*

            PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                             PAGE   11    OF   21   PAGES
         --------------                                 --------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            KECALP Inc.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  10,000
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              9,707 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              10,000
      PERSON      10     SHARED DISPOSITIVE POWER
        WITH
                              9,707 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            19,707 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.11%
14     TYPE OF REPORTING PERSON*

            CO



                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D
CUSIP NO.  449370 10 5                           PAGE   12    OF   21   PAGES
          --------------                             --------   --------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Merrill Lynch & Co., Inc.
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUND*

            AF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

            Not Applicable
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


    NUMBER OF     7      SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY   8      SHARED VOTING POWER
     OWNED BY
                              274,996 shares of common stock
      EACH        9      SOLE DISPOSITIVE POWER
    REPORTING
                              0
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH
                              274,996 shares of common stock


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            274,996 shares of common stock
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          / /

            Not Applicable
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.49%
14     TYPE OF REPORTING PERSON*

            HC


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



ITEM 1.   SECURITY AND ISSUER.

          Title of Security:  Common Stock, no par value.

          Issuer:  IDEC Pharmaceuticals Corporation

          The address of the issuer's principal executive offices is 11011 Torreyana Road, San Diego, California 92121


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) ML/MS Associates, L.P. (the "Partnership"), is organized as a California limited partnership. The principal business of the Partnership is to enter into a series of contractual arrangements with IDEC Pharmaceuticals Corporation for the research, design, development and commercialization of monoclonal antibodies for the treatment of B-cell lymphomas and leukemias.

               The General Partner of the Partnership is MLMS Cancer Research Inc., a corporation organized and existing under the laws of the state of California. The stockholders of the General Partner include each of the Limited Partners referenced below. A list of the directors and executive officers of the General Partner is set forth as Schedule A hereto.

               There are four Limited Partners of the Partnership. The first Limited Partner of the Partnership is ML Venture Partners II, L.P., a business development company under the Investment Company Act of 1940, as amended (the "Investment Company Act") organized as a Delaware limited partnership. The Managing General Partner of ML Venture Partners II, L.P. is MLVPII Co., L.P., a New York limited partnership. The General Partner of MLVPII Co., L.P. is Merrill Lynch Venture Capital Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Merrill Lynch & Co., Inc.

               The second Limited Partner of the Partnership is ML Technology Ventures, L.P. which is organized as a Delaware limited partnership. The Managing General Partner of ML Technology Ventures, L.P. is ML R&D Co., L.P., a Delaware limited partnership. The General Partner of ML R&D Co., L.P. is Merrill Lynch R&D Management, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Merrill Lynch & Co., Inc.

               The third Limited Partner of the Partnership is Merrill Lynch KECALP L.P. 1987, a closed-end investment company under the Investment Company Act organized as a Delaware limited partnership. The General Partner of Merrill Lynch
               KECALP L.P. 1987 is KECALP Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Merrill Lynch & Co., Inc.

               A list of the directors and executive officers of Merrill Lynch & Co., Inc. is set forth as Schedule B hereto.

               The fourth Limited Partner of the Partnership is Morgan Stanley Research Ventures, L.P. The General Partner of Morgan Stanley Research Ventures, L.P. is Morgan Stanley Ventures Management L.P. The General Partner of Morgan Stanley Ventures Management L.P. is Morgan Stanley Ventures, Inc.

          (b) The address of the Partnership's principal business and office is 3000 Sand Hill Road, Menlo Park, California 94025.

          (c)  Not applicable.

          (d)  The  Partnership  has   not  been  convicted  in   a  criminal
               proceeding during the last five years.

          (e) The Partnership has not been a party to a civil proceeding of a judicial or administrative body during the last five years.

          (f)  Not applicable.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          In connection with a joint venture arrangement among ML/MS Associates, L.P. (the "Partnership") and IDEC Pharmaceuticals Corporation ("IDEC"), the Partnership contributed an aggregate of $11,500,000 toward the research, design, development, and commercialization of monoclonal antibodies for the treatment of B-cell lymphomas and leukemias. Pursuant to such joint venture, the Partnership was entitled to certain future royalties and other moneys attributable to products developed pursuant to the joint venture. On April 4, 1995, IDEC issued to the Partnership 1,000,000 shares of IDEC common stock and 69,375 shares of Class B preferred stock of IDEC, in consideration for the Partnership's rights to such future royalties and other moneys from the joint arrangement. The source of funds for the Partnership's initial contribution to the joint venture was the working capital of the Partnership.


ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the Partnership in acquiring the Shares of IDEC Pharmaceuticals Corporation ("IDEC") is to obtain more liquidity through acquiring such shares in exchange for the Partnership's interest in the joint venture arrangement referred to in Item 3.

          At the present time, the Partnership has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment, including among other things, from time to time increasing or decreasing the number of Shares by acquiring additional shares, or by disposing of all or a portion of the Shares through open market or privately negotiated transactions.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Amount of Common Stock of IDEC Pharmaceuticals Corporation Beneficially Owned
               ------------------

          ML/MS Associates, L.P.:  372,048 Shares of Common Stock
          MLMS Cancer Research Inc.:  372,048 Shares of Common Stock
          ML Venture Partners II, L.P.: 279,673 Shares of Common Stock MLVPII Co., L.P.: 279,673 Shares of Common Stock
          Merrill Lynch Venture Capital Inc.: 279,673 Shares of Common Stock ML Technology Ventures, L.P.: 293,659 Shares of Common Stock
          ML R&D Co., L.P.:  293,659 Shares of Common Stock
          Merrill Lynch R&D Management, Inc.: 293,659 Shares of Common Stock Merrill Lynch KECALP L.P. 1987: 19,707 Shares of Common Stock KECALP Inc.: 19,707 Shares of Common Stock
          Merrill Lynch & Co., Inc.:  274,996 Shares of Common Stock

          Percent of Class
          ----------------

          ML/MS Associates, L.P.:  2.02%
          MLMS Cancer Research Inc.:  2.02%
          ML Venture Partners II, L.P.:  1.52%
          MLVPII Co., L.P.:  1.52%
          Merrill Lynch Venture Capital Inc.:  1.52%
          ML Technology Ventures, L.P.:  1.59%
          ML R&D Co., L.P.:  1.59%
          Merrill Lynch R&D Management, Inc.:  1.59%
          Merrill Lynch KECALP L.P. 1987:  0.11%
          KECALP Inc.:  0.11%
          Merrill Lynch & Co., Inc.:  1.49%

     (b) Number of Shares as to which such person has
            (i)     sole power to vote or to direct the vote:

               ML/MS Associates, L.P.:  0
               MLMS Cancer Research Inc.:  0
               ML Venture Partners II, L.P.:  150,264
               MLVPII Co., L.P.:  150,264
               Merrill Lynch Venture Capital Inc.:  150,264
               ML Technology Ventures, L.P.:  157,779
               ML R&D Co., L.P.:  157,779
               Merrill Lynch R&D Management, Inc.:  157,779
               Merrill Lynch KECALP L.P. 1987:  10,000
               KECALP Inc.:  10,000
               Merrill Lynch & Co., Inc.:  0

           (ii)     shared power to vote or direct the vote:

               ML/MS Associates, L.P.:  372,048 Shares of Common Stock
               MLMS Cancer Research Inc.:  372,048 Shares of Common Stock
               ML Venture Partners II, L.P.: 129,409 Shares of Common Stock MLVPII Co., L.P.: 129,409 Shares of Common Stock
               Merrill Lynch Venture  Capital Inc.:  129,409 Shares of Common
               Stock
               ML Technology Ventures, L.P.: 135,880 Shares of Common Stock ML R&D Co., L.P.: 135,880 Shares of Common Stock
               Merrill Lynch  R&D Management, Inc.:  135,880 Shares of Common
               Stock
               Merrill Lynch KECALP L.P. 1987: 9,707 Shares of Common Stock KECALP Inc.: 9,707 Shares of Common Stock
               Merrill Lynch & Co., Inc.:  274,996 Shares of Common Stock

          (iii)     sole power to dispose of or direct the disposition of:

               ML/MS Associates, L.P.:  0
               MLMS Cancer Research Inc.:  0
               ML Venture Partners II, L.P.:  150,264
               MLVPII Co., L.P.:  150,264
               Merrill Lynch Venture Capital Inc.:  150,264
               ML Technology Ventures, L.P.:  157,779
               ML R&D Co., L.P.:  157,779
               Merrill Lynch R&D Management, Inc.:  157,779
               Merrill Lynch KECALP L.P. 1987:  10,000
               KECALP Inc.:  10,000
               Merrill Lynch & Co., Inc.:  0

           (iv)     shared power to dispose or to direct the disposition of:

               ML/MS Associates, L.P.:  372,048 Shares of Common Stock
               MLMS Cancer Research Inc.:  372,048 Shares of Common Stock
               ML Venture Partners II, L.P.: 129,409 Shares of Common Stock MLVPII Co., L.P.: 129,409 Shares of Common Stock
               Merrill Lynch Venture Capital Inc.:  129,409  Shares of Common
               Stock
               ML Technology Ventures, L.P.: 135,880 Shares of Common Stock ML R&D Co., L.P.: 135,880 Shares of Common Stock
               Merrill Lynch R&D Management, Inc.:   135,880 Shares of Common
               Stock
               Merrill Lynch KECALP L.P. 1987: 9,707 Shares of Common Stock KECALP Inc.: 9,707 Shares of Common Stock
               Merrill Lynch & Co., Inc.:  274,996 Shares of Common Stock

          (c)  Not Applicable.

          (d)  Not Applicable.

          (e)  Not Applicable.


ITEM 6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR  RELATIONSHIPS  WITH
          RESPECT TO SECURITIES OF THE ISSUER.

          MLMS Cancer Research, Inc. is the General Partner (the "General Partner") of ML/MS Associates, L.P. (the "Partnership"). In accordance with Article 7 of the Limited Partnership Agreement of ML/MS Associates, L.P. (the "Agreement"), the General Partner shall have full and exclusive charge and control over the management, conduct and operation of the Partnership in all respects and in all matters. Pursuant to the Agreement, therefore, the General Partner has full control over the Partnership's investment in IDEC Pharmaceuticals Corporation.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Limited Partnership Agreement of ML/MS Associates, L.P., dated as of the 17th day of February, 1987./*/

          (b) Power of Attorney on behalf of Merrill Lynch & Co., Inc., dated as of the 30th day of November, 1994./*/

-------------------
/*/ Incorporated by reference to the initial filing of the Schedule 13D as filed with the United States Securities and Exchange Commission by reporting persons on or about May 3, 1995.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date:     ML/MS ASSOCIATES, L.P.

     By:  MLMS CANCER RESEARCH INC.
          General Partner



     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------


     MLMS CANCER RESEARCH, INC.


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------


     ML VENTURE PARTNERS II, L.P.

     By:  MLVPII Co., L.P.
          Managing General Partner

     By:  Merrill Lynch Venture Capital Inc.
          General Partner


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------


     MLVPII CO., L.P.

     By:  Merrill Lynch Venture Capital Inc.
          General Partner


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------


     MERRILL LYNCH VENTURE CAPITAL INC.


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------



     ML TECHNOLOGY VENTURES, L.P.

     By:  ML R&D Co., L.P.
          Managing General Partner

     By:  Merrill Lynch R&D Management, Inc.
          General Partner


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------


     ML R&D CO., L.P.

     By:  Merrill Lynch R&D Management, Inc.
     General Partner


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------



     MERRILL LYNCH R&D MANAGEMENT, INC.


     By:  /s/ ROBERT F. AUFENANGER
          ------------------------------


     MERRILL LYNCH KECALP L.P. 1987

     By:  KECALP Inc.
          General Partner


     By:  /s/ ROBERT F. TULLY
          ------------------------------


     KECALP INC.


     By:  /s/ ROBERT F. TULLY
          ------------------------------


     MERRILL LYNCH & CO., INC.


     By:  /s/ MARCIA L. TU
          ------------------------------


                                  SCHEDULE A

                          MLMS CANCER RESEARCH, INC.



Directors:
---------

     Kevin K. Albert (Chairman)
     Scott Halsted
     Robert F. Aufenanger



Officers:
--------

     Kevin K. Albert   Chief Executive Officer
     Scott Halsted   President
     Robert F. Aufenanger   Vice President

                                  SCHEDULE B

                          MERRILL LYNCH & CO., INC.



Directors:
---------

     Herbert M. Allison, Jr.
     William O. Bourke
     Worley H. Clark
     Jill K. Conway
     Stephen L. Hammerman
     Earle H. Harbison, Jr.
     George B. Harvey
     William R. Hoover
     David H. Komansky
     Robert P. Luciano
     David K. Newbigging
     Aulana L. Peters
     John J. Phelan, Jr.
     John L. Steffens
     William L. Weiss


Officers:
--------

     David H. Komansky - Chairman of the Board & Chief Executive Officer Herbert M. Allison, Jr. - President and Chief Operating Officer Stephen L. Hammerman - Vice Chairman and General Counsel
     John L. Steffens - Vice Chairman
     Thomas W. Davis - Executive Vice President
     Barry S. Friedberg - Executive Vice President
     Edward L. Goldberg -  Executive Vice President
     Jerome P. Kenney - Executive Vice President
     E. Stanley O'Neal - Executive Vice President
     Thomas H. Patrick - Executive Vice President
     Winthrop H. Smith, Jr. -  Executive Vice President
     Arthur Zeikel -  Executive Vice President
     Michael J. Castellano - Senior Vice President and Controller
     Paul W. Critchlow - Senior Vice President
     Theresa Lang - Senior Vice President and Treasurer
     Robert G. Murphy - Senior Vice President
     Patrick J. Walsh - Senior Vice President
     H. Allen White - Senior Vice President
     Joseph T. Willett - Senior Vice President and Chief Financial Officer Curtis C. Brown, Jr. - Vice President
     Keith L. Horn - Vice President
     Bruce E. Thompson, Jr. - Vice President
     Gregory T. Russo - Secretary
     Richard B. Alsop - Assistant Secretary
     Joan A. Clancy - Assistant Secretary
     Darryl W. Colletti - Assistant Secretary
     Lawrence M. Egan, Jr. - Assistant Secretary
     Margaret E. Nelson - Assistant Secretary
     Dauna R. Williams - Assistant Secretary